                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                              --------------------

                           UNITED ROAD SERVICES, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    911384105
                                 (CUSIP Number)

                                JILL A.G. ZELLMER
                              GE CAPITAL CFE, INC.
                               201 HIGH RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 316-7500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       This document consists of 33 pages


----------------------------------------------------------------------------------------------------------
CUSIP No.  911384105
----------------------------------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GE CAPITAL CFE, INC. (formerly, CFE, INC.), a Delaware corporation
                  I.R.S. #06-1471032

----------------------------------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                             (b) [X]

----------------------------------------------------------------------------------------------------------
3.                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
----------------------------------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, USA

----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER
        EACH REPORTING PERSON WITH                                     572,899
------------------------------------------- --------------------------------------------------------------
                                            8.       SHARED VOTING POWER - 0

------------------------------------------- --------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -
                                                                       572,899
------------------------------------------- --------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -0

----------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 572,899
----------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
----------------------------------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Approximately 21.5%

----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO
----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
CUSIP No.  911384105
----------------------------------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation
                  I.R.S. #13-1500700

----------------------------------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                             (b) [X]

----------------------------------------------------------------------------------------------------------
3.                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  NOT APPLICABLE

----------------------------------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, USA

----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER
        EACH REPORTING PERSON WITH                            DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            8.       SHARED VOTING POWER

------------------------------------------- --------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -
                                                              DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                          CORPORATION
----------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
----------------------------------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   NOT APPLICABLE (SEE 11 ABOVE)

----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  CO
----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
CUSIP No.  911384105
----------------------------------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  GENERAL ELECTRIC CAPITAL SERVICES, INC., a Delaware corporation
                  I.R.S. #06-11095031

----------------------------------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                             (b) [X]

----------------------------------------------------------------------------------------------------------
3.                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  NOT APPLICABLE

----------------------------------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, USA

------------------------------------------- --------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER
        EACH REPORTING PERSON WITH                            DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            8.       SHARED VOTING POWER

------------------------------------------- --------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -
                                                              DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                          SERVICES, INC.
----------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
----------------------------------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   NOT APPLICABLE (SEE 11 ABOVE)

----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  CO
----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
CUSIP No.  911384105
----------------------------------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  GENERAL ELECTRIC COMPANY, a New York corporation
                  I.R.S. #14-0089340

----------------------------------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                             (b) [X]

----------------------------------------------------------------------------------------------------------
3.                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  NOT APPLICABLE

----------------------------------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York, USA

------------------------------------------- --------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER
        EACH REPORTING PERSON WITH                            DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            8.       SHARED VOTING POWER

------------------------------------------- --------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -
                                                              DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC COMPANY
----------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
----------------------------------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   NOT APPLICABLE (SEE 11 ABOVE)

----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  CO
----------------------------------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

This Amendment No. 2 (this "Amendment") to Statement on Schedule 13D dated July 20, 2000 (the "Statement") relates to shares of Common Stock, par value $0.001 per share ("Common Stock"), of United Road Services, Inc., a Delaware corporation (the "Company"). The shares of Common Stock are issuable upon exercise of shares of Preferred Stock, par value $0.001 per share ("Preferred Stock"), of the Company. The principal executive offices of the Company are located at 17 Computer Drive West, Albany, New York 12205.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) This Amendment is being filed by the following persons:

                  (i) GE Capital CFE, Inc. (formerly, CFE, Inc.), a Delaware corporation ("CFE");

                  (ii) General Electric Capital Corporation, a Delaware corporation ("GE Capital");

                  (iii) General Electric Capital Services, Inc., a Delaware corporation ("GECS"); and

                  (iv)     General Electric Company, a New York corporation
         ("GE").

         The filing of this Amendment shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by such Reporting Person.

         (b) and (c) CFE is a wholly-owned subsidiary of GE Capital which is a wholly-owned subsidiary of GECS which, in turn, is a wholly-owned subsidiary of GE.

CFE is a Delaware corporation (it was formerly known as CFE, Inc.). CFE engages in financing services that include making equity investments in connection with lending transactions of GE Capital. CFE maintains its principal executive offices at 201 High Ridge Road, Stamford, Connecticut 06927.

GE Capital is a Delaware corporation (it was formerly a New York corporation). GE Capital, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities. GE Capital maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitutes GE's principal financial services businesses.

GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

For information with respect to the identity and background of each executive officer and director of the Reporting Persons, see Schedules I, II, III, and IV attached hereto.

The information required herein with respect to the respective executive officers and directors of the Reporting Persons is to the best knowledge of the Reporting Persons. If subsequent to the date of this filing additional information is received with respect to such individuals which would cause a material change in the information contained herein, an amendment to this Statement will be filed that will set forth such change in information.

(d) and (e). During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of the Reporting Persons are U.S. citizens, except that (i) Yoshiaki Fujimori, an executive officer of GE, is a Japanese citizen, (ii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico and (iii) Andrea Jung, a director of GE, is a citizen of Canada.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As previously reported, on July 20, 2000, CFE entered into a Stock Purchase Agreement dated as of July 20, 2000 (the "Stock Purchase Agreement") with the Company pursuant to which CFE acquired 49,045.86 shares of Preferred Stock for a purchase price of $40.778 per share. Cash payment for the shares of Preferred Stock was made on July 21, 2000 out of the working capital of CFE.

Each share of Preferred Stock acquired by CFE is convertible into shares of Common Stock as provided in the Certificate of Powers, Designations, Preferences and Rights of The Series A Participating Convertible Preferred Stock, Par Value, $0.001 per share, of the Company (the "Certificate of Powers, Designations, Preferences and Rights") which is part of the Company's Certificate of Incorporation filed with the Secretary of State of the State of Delaware. Each share of Preferred Stock is presently convertible into 10 shares of Common Stock, subject to adjustment as provided in the Certificate of Powers, Designations, Preferences and Rights. A copy of the Stock Purchase Agreement was filed as an Exhibit to the Statement and is incorporated by reference herein.

Shares of Preferred Stock cumulate dividends on a quarterly basis to the extent that such dividends are not paid in cash. The filing of this Amendment is necessitated solely because of cumulated dividends during the period from January 1, 2002 through December 31, 2002. As of the date of this filing, CFE has the ability to acquire up to 572,899 shares of Common Stock upon the conversion into Common Stock of its 49,045.86 shares of Preferred Stock plus cumulated dividends as of December 31, 2002 (the most recent quarterly dividend date in respect of the Preferred Stock), calculated as follows: (i) 49,045.86 shares of Preferred Stock each of which is convertible into 10 shares of Common Stock for a total of 490,459 shares of Common Stock, plus (ii) $164,234 of cumulated dividends through December 31, 2001 and $121,511 of cumulated dividends from January 1, 2002 through December 31, 2002 (the most recent quarterly dividend date in respect of the Preferred Stock) at the current Conversion Price calculated in accordance with the Certificate of Powers, Designations, Preferences and Rights, resulting in a total of an additional 82,440 shares of Common Stock issuable upon conversion of CFE's Preferred Stock. Under the terms of the Certificate of Powers, Designations, Preferences and Rights dividends may continue to cumulate on the Preferred Stock subsequent to the date of this Amendment.

ITEM 4.    PURPOSE OF TRANSACTION.

CFE purchased the 49,045.86 shares of Preferred Stock from the Company in connection with two Preferred Stock transactions described in proxy materials mailed by the Company to its Stockholders on or about June 13, 2000 (the "Company's Proxy Statement") in connection with a Special Meeting of Stockholders of the Company held on July 20, 2000 to consider and act on, among other items, the two Preferred Stock transactions. At the Special Meeting of Stockholders the two Preferred Stock transactions, including CFE's purchase of the 49,045.86 shares of Preferred Stock pursuant to the terms of the Stock Purchase Agreement, were approved by the Company's stockholders. The other Preferred Stock transaction described in the Company's Proxy Statement was the purchase on July 20, 2000 by Blue Truck Acquisition, LLC, a Delaware limited liability company ("Blue Truck"), and an affiliate of KPS Special Situations Fund, L.P., a Delaware limited partnership ("KPS Special Situations Fund"), of 613,073.27 shares of Preferred Stock.

This Amendment is being filed solely to reflect the additional shares of Common Stock issuable to CFE based upon the conversion of the Preferred Stock held by CFE plus cumulated dividends thereon through December 31, 2002 (the most recent dividend date for the Preferred Stock). As previously reported on Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1"), cumulated dividends through December 31, 2001 (the date of the most recent quarterly dividend in respect of the Preferred Stock as of the filing of Amendment No. 1) were $164,234. Cumulated dividends from January 1, 2002 through December 31, 2002 (the date of the most recent quarterly dividend in respect of the Preferred Stock as of the filing of this Amendment) were $121,511. As described above in Item 3, cumulated dividends through December 31, 2002 result in CFE being able to acquire an additional 82,440 shares of Common Stock upon conversion at the current Conversion Price of the Preferred Stock acquired by CFE on July 20, 2000. Dividends may continue to cumulate on the Preferred Stock subsequent to the date of this

Amendment. The dividend features and Conversion Price provisions of the Preferred Stock are more fully described in the Certificate of Powers, Designations, Preferences and Rights.

CFE holds the shares of Preferred Stock as an investment. CFE intends to review its investment in the Company on a regular basis and as a result thereof may, at any time or from time to time, convert all or a portion of the Preferred Stock into Common Stock or dispose of all or a portion of the Preferred Stock owned by it, or the Common Stock issuable upon conversion of such Preferred Stock. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations. CFE has no current intention of disposing of any of the securities.

Except as set forth or incorporated by reference in this Amendment or the Statement, as amended by Amendment No. 1, none of the Reporting Persons has any current plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE COMPANY.

(a) As a result of its ownership of the Preferred Stock plus cumulated dividends on the Preferred Stock through December 31, 2002 (the most recent quarterly dividend date in respect of the Preferred Stock), CFE is the beneficial owner of 572,899 shares of Common Stock representing approximately 21.5% of the outstanding shares of Common Stock. Such 572,899 shares of Common Stock are issuable to CFE upon the conversion of its shares of Preferred Stock as follows:
(i) 490,459 shares of Common Stock issuable upon the conversion of its 49,045.86 shares of Preferred Stock, each of which is convertible into 10 shares of Common Stock, plus (ii) 82,440 shares of Common Stock issuable in respect of $285,745 of cumulated dividends as of December 31, 2002 (the most recent quarterly dividend date in respect of the Preferred Stock) at the current Conversion Price calculated in accordance with the Certificate of Powers, Designations, Preferences and Rights. As previously reported in Amendment No. 1, cumulated dividends through December 31, 2001 (the date of the most recent quarterly dividend in respect of the Preferred Stock as of the filing of Amendment No. 1) were $164,234. Cumulated dividends from January 1, 2002 through December 31, 2002 were $121,511 (the date of the most recent quarterly dividend in respect of the Preferred Stock as of the filing of this Amendment). Under the terms of the Certificate of Powers, Designations, Preferences and Rights, dividends may continue to cumulate on the Preferred Stock subsequent to the date of this Amendment. GECS, GE Capital, and GE disclaim beneficial ownership in any shares of Preferred Stock or Common Stock.

Except as disclosed in this Item 5(a) or elsewhere in this Amendment or the Statement, as amended by Amendment No. 1, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors, beneficially own any securities of the Company or has a right to acquire any securities of the Company.

(b) CFE has the sole power to vote or direct the voting and to dispose or direct the disposition of the shares of Preferred Stock held by CFE and the shares of Common Stock issuable upon conversion thereof.

Except as described in this Item 5(b) or elsewhere in this Amendment or the Statement, as amended by Amendment No. 1, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

(c) Except as disclosed elsewhere in this Amendment or the Statement, as amended by Amendment No. 1, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in securities of the Company during the past 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by CFE except for CFE.

(e) Not applicable.

Neither the filing of this Amendment, the Statement or any amendment hereto or thereto, nor anything contained therein or herein is intended as, or should be construed as, an admission that any Reporting Person is the "beneficial owner" of any shares of Preferred Stock or Common Stock which any other Reporting Person is deemed to beneficially own.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Pursuant to the terms of the Certificate of Powers, Designations, Preferences and Rights, CFE has the right, exercisable at any time, to convert each share of Preferred Stock plus cumulated dividends thereon into shares of Common Stock as set forth in the Certificate of Powers, Designations, Preferences and Rights. A copy of the Certificate of Powers, Designations, Preferences and Rights was filed as an Exhibit to the Statement and is incorporated by reference herein.

         CFE has entered into a Registration Rights Agreement, dated July 20, 2000 (the "Registration Rights Agreement"), with the Company and Blue Truck. The Registration Rights Agreement provides CFE with the right to request on one occasion that the Company file a registration statement under and in accordance with the provisions of the Securities Act of 1933, as amended, covering shares of Common Stock issued to CFE upon conversion of its Preferred Stock. In addition, if under certain circumstances, the Company files a registration statement covering shares of Common Stock (including shares of Common Stock issued to Blue Truck upon conversion of shares of Preferred Stock acquired by Blue Truck in the second Preferred Stock transaction described in the Company's Proxy Statement), CFE will be entitled to notice of such registration and, subject to the terms of the Registration Rights Agreement, may include in the offering shares of Common Stock issued to CFE upon conversion of its Preferred Stock. A copy of the Registration Rights Agreement was filed as an Exhibit to the Statement and is incorporated by reference herein.

         Pursuant to the terms of a letter, dated July 20, 2000 (the "Letter Agreement"), between CFE and Blue Truck, Blue Truck has provided CFE with the right to elect to sell its Preferred Stock, or Common Stock issuable upon conversion of such Preferred Stock, if Blue Truck determines to sell its Preferred Stock, or Common Stock issuable upon conversion of its Preferred Stock, in the same transaction and on the same terms as Blue Truck. The Letter Agreement contains certain specific enumerated exceptions to the right of CFE to elect to "tag along" in dispositions made by Blue Truck. A copy of the Letter Agreement was filed as an Exhibit to the Statement and is incorporated by reference herein.

         GE Capital is a limited partner in KPS Special Situations Fund. Blue Truck is an affiliate of KPS Special Situations Fund.

         Except as set forth or incorporated by reference in this Amendment or the Statement, as amended by Amendment No. 1, none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         The following are filed as Exhibits to this Amendment No. 2 to Schedule 13D:

         Exhibit 17: Stock Purchase Agreement dated as of July 20, 2000 between the Company and CFE (incorporated by reference to Exhibit 1 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

         Exhibit 18: Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company (incorporated by reference to Exhibit 2 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

         Exhibit 19: Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company (incorporated by reference to Exhibit 3 of the Schedule 13D dated
                           July 20, 2000 filed by CFE, Inc.)

         Exhibit 20: Registration Rights Agreement dated as of July 20, 2000 by and among the Company, CFE and Blue Truck (incorporated by reference to Exhibit 4 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

         Exhibit 21: Letter dated July 20, 2000 by and between CFE and Blue Truck (incorporated by reference to Exhibit 5 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

         Exhibit 22: Joint Filing Agreement by and among GE, GECS, GE Capital and CFE (incorporated by reference to Exhibit 6 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

         Exhibit 23:       Power of Attorney Executed by General Electric
                           Company

         Exhibit 24: Power of Attorney Executed by General Electric Capital Services, Inc.

         Schedule I.       Directors and Executive Officers of CFE

         Schedule II.      Directors and Executive Officers of GE Capital

         Schedule III.     Directors and Executive Officers of GECS

         Schedule IV.      Directors and Executive Officers of GE

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2003                   GE CAPITAL CFE, INC. (formerly, CFE, Inc.),
                                    a Delaware corporation


                                    By: /s/ William J. Brasser
                                        ------------------------------
                                        Name:  William J. Brasser
                                        Title: Vice President


                                    GENERAL ELECTRIC CAPITAL
                                    CORPORATION,
                                    a Delaware corporation


                                    By: /s/ William J. Brasser
                                        ------------------------------
                                        Name:  William J. Brasser
                                        Title: Vice President


                                    GENERAL ELECTRIC CAPITAL
                                    SERVICES, INC.,
                                    a Delaware corporation


                                    By: /s/ Preston H. Abbott
                                        ------------------------------
                                        Name:  Prester H. Abbott
                                        Title: Attorney-in-fact


                                    GENERAL ELECTRIC COMPANY,
                                    a New York corporation


                                    By: /s/ Preston H. Abbott
                                        ------------------------------
                                        Name:  Prester H. Abbott
                                        Title: Attorney-in-fact

                           SCHEDULE I TO SCHEDULE 13D

                     GE CAPITAL CFE, INC. (F/K/A CFE, INC.)
                        DIRECTORS AND EXECUTIVE OFFICERS


---------------------------------------- -------------------------------------- --------------------------------------
                 Name                          Present Business Address             Present Principal Occupation
---------------------------------------- -------------------------------------- --------------------------------------
                                                       DIRECTORS
---------------------------------------- -------------------------------------- --------------------------------------
Michael A. Gaudino                       201 High Ridge Road                    President, CFE; President and Chief
                                         Stamford, CT 06927                     Financial Officer, GE Capital
                                                                                Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
                                                       OFFICERS
---------------------------------------- -------------------------------------- --------------------------------------
Michael A. Gaudino                       201 High Ridge Road                    President, CFE; President and Chief
                                         Stamford, CT 06927                     Financial Officer, GE Capital
                                                                                Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
J. Gordon Smith                          201 High Ridge Road                    Vice President, CFE; Managing
                                         Stamford, CT 06927                     Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
James Ungari                             201 High Ridge Road                    Vice President, CFE; Managing
                                         Stamford, CT 06927                     Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Murry K. Stegelmann                      6 High Ridge Park                      Vice President, CFE; Managing
                                         Stamford, CT 06927                     Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Preston H. Abbott                        201 High Ridge Road                    Vice President and Secretary, CFE;
                                         Stamford, CT 06927                     General Counsel & Secretary, GE Capital
                                                                                Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Clifford H. Warren                       201 High Ridge Road                    Vice President - Taxes, CFE; Tax
                                         Stamford, CT 06927                     Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Janet Williams                           6 High Ridge Park                      Vice President, CFE; Managing Director,
                                         Stamford, CT 06927                     GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Kenneth M. Gacevich                      2325 Lakeview Parkway                  Vice President, CFE; Senior Vice
                                         Alpharetta, GA 30004                   President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Thomas Waters                            2325 Lakeview Parkway                  Vice President, CFE; Managing Director,
                                         Alpharetta, GA 30004                   GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Brian Beckwith                           Two Wisconsin Circle                   Vice President, CFE; Senior Vice
                                         Chevy Chase, MD 20815                  President, GE Health Financial Services
---------------------------------------- -------------------------------------- --------------------------------------





---------------------------------------- -------------------------------------- --------------------------------------
John Crosby                              Two Wisconsin Circle                   Vice President, CFE; Senior Vice
                                         Chevy Chase, MD 20815                  President, GE Healthcare Finance
                                                                                Services
---------------------------------------- -------------------------------------- --------------------------------------
Mark S. H. Cohen                         260 Long Ridge Road                    Vice President, CFE; Managing Director
                                         Stamford, CT 06927                     Global Business Development, GE Capital
                                                                                Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Thomas Johnstone                         201 High Ridge Road                    Vice President, CFE; Managing
                                         Stamford, CT 06927                     Director, Risk Management GE Capital
                                                                                Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Tim Morris                               6 High Ridge Park                      Vice President, CFE; Managing
                                         Stamford, CT 06927                     Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Jerome McDermott                         201 High Ridge Road                    Vice President, CFE; Senior Vice
                                         Stamford, CT 06927                     President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Greg Hong                                260 Long Ridge Road                    Vice President, CFE; Senior Risk
                                         Stamford, CT 06927                     Manager, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Robert Kadlick                           6 High Ridge Park                      Vice President, CFE; Vice President,
                                         Stamford, CT 06927                     GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
William Richardson                       6 High Ridge Park                      Vice President, CFE; Vice President,
                                         Stamford, CT 06927                     GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
William Magee                            6 High Ridge Park                      Vice President, CFE; Senior Vice
                                         Stamford, CT 06927                     President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Karl Kieffer                             6 High Ridge Park                      Vice President, CFE; Senior Vice
                                         Stamford, CT 06927                     President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
William Brasser                          201 High Ridge Road                    Vice President, CFE; Managing
                                         Stamford, CT 06927                     Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Shaun Pettit                             201 High Ridge Road                    Vice President, CFE; Managing
                                         Stamford, CT 06927                     Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Michael Lustbader                        800 Connecticut Avenue                 Vice President, CFE; Senior Vice
                                         Norwalk, CT 06854                      President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Denise Vaios                             201 High Ridge Road                    Vice President, CFE; Senior Vice
                                         Stamford, CT 06927                     President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------





---------------------------------------- -------------------------------------- --------------------------------------
Gerard Hanabergh                         800 Connecticut Ave, Norwalk, CT       Vice President, CFE; Chief Risk
                                         06854                                  Officer, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
James DeSantis                           800 Connecticut Ave, Norwalk, CT       Vice President, CFE; Senior Vice
                                         06854                                  President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Randy Wexler                             201 High Ridge Road                    Vice President, CFE; Managing
                                         Stamford, CT 06927                     Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Kim A. Tanner                            777 Long Ridge Road                    Vice President, CFE; Managing Director,
                                         Stamford, CT 06927                     GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Thomas Kinsley                           3003 Summer Street                     Vice President, CFE; CFO, Manager of
                                         Stamford, CT 06927                     Finance GE Asset Management
---------------------------------------- -------------------------------------- --------------------------------------
John Connelly                            120 Long Ridge Road                    Vice President, CFE; Vice President,
                                         Stamford, CT 06927                     GE Structured Finance Global
                                                                                Communication
---------------------------------------- -------------------------------------- --------------------------------------
Victor Guaglianone                       60 Long Ridge Road                     Vice President, CFE; Vice President,
                                         Stamford, CT 06927                     GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Ron Carapezzi                            60 Long Ridge Road                     Vice President, CFE; Managing Director,
                                         Stamford, CT 06927                     GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Timothy Kelly                            500 West Monroe                        Vice President, CFE; Senior, Vice
                                         Chicago, IL 60661                      President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Jeffrey Wacker                           3 Shortlands, Hammersmithh             Vice President, CFE; Vice President,
                                         London, United Kingdom                 GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Mark Hutchings                           500 West Monroe                        Vice President, CFE; Vice President,
                                         Chicago, IL 60661                      GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Hugh Wilder                              500 West Monroe                        Vice President, CFE; Senior Vice
                                         Chicago, IL 60661                      President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Jill Carabelli                           500 West Monroe                        Vice President, CFE; Vice President,
                                         Chicago, IL 60661                      GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Neil Goulden                             500 West Monroe                        Vice President, CFE; Senior Vice
                                         Chicago, IL 60661                      President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Pat Hayes                                500 West Monroe                        Vice President, CFE; Senior Vice
                                         Chicago, IL 60661                      President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
Paul Puryear                             500 West Monroe                        Vice President, CFE; Senior Vice
                                         Chicago, IL 60661                      President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Karen Rode                               500 West Monroe                        Vice President, CFE; Senior Vice
                                         Chicago, IL 60661                      President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
A. Quinn Richardson                      500 West Monroe                        Vice President, CFE; Vice President,
                                         Chicago, IL 60661                      GE Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Robert Stefanowski                       335 Madison Avenue                     Vice President, CFE; Managing Director,
                                         New York, NY                           GE Capital Capital Commercial Finance,
                                                                                Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Mark Affolter                            500 West Monroe                        Vice President, CFE; Managing Director,
                                         Chicago, IL 60661                      Managing Director, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
David Gibson                             500 West Monroe                        Vice President, CFE; Senior Vice
                                         Chicago, IL 60661                      President, GE Capital Commercial
                                                                                Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
Lesley Apt                               201 High Ridge Road                    Vice President and Assistant
                                         Stamford, CT 06927                     Secretary, CFE; Chief Compliance
                                                                                Officer & Assistant Secretary, GE
                                                                                Capital Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------


----------------------------------------------------------------------------------------------------------------------
                           SCHEDULE II TO SCHEDULE 13D

                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS


----------------------------------------------------------------------------------------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
                 Name                          Present Business Address             Present Principal Occupation
---------------------------------------- -------------------------------------- --------------------------------------
                                                       DIRECTORS
---------------------------------------- -------------------------------------- --------------------------------------
David L. Calhoun                         GE Aircraft Engines                    Chief Executive Officer, GE Aircraft
Director                                 1 Neumann Way                          Engines
                                         Cincinnati, OH 45215
---------------------------------------- -------------------------------------- --------------------------------------
James A. Colica                          GE Capital                             Senior Vice President
Director                                 260 Long Ridge Road                    Global Risk Management
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Dennis D. Dammerman                      GE                                     Vice Chairman and Executive Officer,
Director                                 3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Michael D. Frazier                       GE Financial Assurance                 President and Chief Executive
Director                                 Taylor Building                        Officer, GE Financial Assurance
                                         6604 West Broad Street
                                         Richmond, VA 23230
---------------------------------------- -------------------------------------- --------------------------------------
Arthur H. Harper                         GE Capital                             President,
Director                                 260 Long Ridge Road                    GE Equipment Management, GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Benjamin W. Heineman, Jr.                GE                                     Senior Vice President, General
Director                                 3135 Easton Turnpike                   Counsel and Secretary, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Jeffery R. Immelt                        GE                                     Chairman and Chief Executive
Director                                 3135 Easton Turnpike                   Officer, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Robert Jeffe                             GE                                     Senior Vice President, Corporate
Director                                 3135 Easton Turnpike                   Business Development - GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
John H. Myers                            GE Investment Corporation              Chairman and President, GE
Director                                 3003 Summer Street                     Investment Corporation
                                         Stamford, CT 06904
---------------------------------------- -------------------------------------- --------------------------------------
Michael A. Neal                          GE Capital                             President, GE Capital Commercial
Director                                 260 Long Ridge Road                    Finance
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
David R. Nissen                          GE Capital                             President, Consumer Finance
Director                                 1600 Summer Street                     GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
James A. Parke                           GE Capital                             Vice Chairman and Chief Financial
Director                                 260 Long Ridge Road                    Officer, GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Ronald R. Pressman                       Employers Reinsurance Corporation      Chairman, President and Chief
Director                                 5200 Metcalf                           Executive Officer, Employers
                                         Overland Park, KS 66201                Reinsurance Corporation
---------------------------------------- -------------------------------------- --------------------------------------


---------------------------------------- -------------------------------------- --------------------------------------
John M. Samuels                          GE                                     Vice President and Senior Counsel,
Director                                 3135 Easton Turnpike                   Corporate Taxes, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
K.S. Sherin                              GE                                     Senior Vice President, Finance and
Director                                 3135 Easton Turnpike                   Chief Financial Officer, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Robert C. Wright                         National Broadcasting Company, Inc.    Chairman and CEO,
Director                                 30 Rockefeller Plaza                   NBC
                                         New York, New York 10112
----------------------------------------------------------------------------------------------------------------------

                                    OFFICERS
----------------------------------------------------------------------------------------------------------------------
Brian T. McAnaney                        GE Capital                             Vice President, General Counsel and
Vice President, General Counsel and      260 Long Ridge Road                    Secretary, GE Capital
Secretary                                Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
James A. Colica                          GE Capital                             Senior Vice President, Global Risk
Senior Vice President                    260 Long Ridge Road                    Management, GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Richard D'Avino                          GE Capital                             Senior Vice President, Taxes, GE
Senior Vice President, Taxes             777 Long Ridge Road                    Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Michael D. Frazier                       GE Financial Assurance                 President, GE
President, GE Financial Assurance        6604 W. Broad Street                   Financial Assurance
                                         Richmond, VA 23230
---------------------------------------- -------------------------------------- --------------------------------------
Michael A. Neal                          GE Capital                             President, GE Capital Commercial
President, GE Capital  Commercial        260 Long Ridge Road                    Finance
Finance                                  Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
James A. Parke                           GE Capital                             Vice Chairman and Chief Financial
Vice Chairman and CFO                    260 Long Ridge Road                    Officer, GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Ronald R. Pressman                       Employers Reinsurance Corporation      Chairman, President and CEO,
Executive Vice President                 5200 Metcalf                           Employers Reinsurance Corporation
                                         Overland Park, KS 66204
---------------------------------------- -------------------------------------- --------------------------------------
Kathryn A. Cassidy                       GE Capital                             Senior Vice President, Corporate
Senior Vice President                    201 High Ridge Road                    Treasury and Global Funding
                                         Stamford, CT 06927                     Operation, GE Capital
---------------------------------------- -------------------------------------- --------------------------------------
Joan C. Amble                            GE Capital                             Vice President and Controller
Vice President and Controller            260 Long Ridge Road                    GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Arthur H. Harper                         GE Capital                             President, GE Equipment Management
President, GE Equipment Management       260 Long Ridge Road
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
David R. Nissen                          GE Capital                             President, Global Consumer Finance,
President, Global Consumer Finance, GE   1600 Summer Street                     GE Capital
Capital                                  Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Robert L. Lewis                          GE Capital                             Senior Vice President, GE Capital
Senior Vice President                    120 Long Ridge Road
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
William Brasser                          201 High Ridge Road                    Managing Director, GE Capital
Vice President                           Stamford, CT 06927                     Commercial Finance, Inc.
---------------------------------------- -------------------------------------- --------------------------------------


----------------------------------------------------------------------------------------------------------------------
                          SCHEDULE III TO SCHEDULE 13D

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

----------------------------------------------------------------------------------------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
                 Name                          Present Business Address             Present Principal Occupation
---------------------------------------- -------------------------------------- --------------------------------------
                                                       DIRECTORS
---------------------------------------- -------------------------------------- --------------------------------------
David L. Calhoun                         GE Aircraft Engines                    Chief Executive Officer, GE Aircraft
Director                                 1 Neumann Way                          Engines
                                         Cincinnati, OH 45215
---------------------------------------- -------------------------------------- --------------------------------------
James A. Colica                          GE Capital                             Senior Vice President,
Director                                 260 Long Ridge Road                    Global Risk Management, GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Dennis D. Dammerman                      GE                                     Vice Chairman and Executive Officer,
Director                                 3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Michael D. Frazier                       GE Financial Assurance                 President, GE Financial Assurance
Director                                 Taylor Building
                                         6604 West Broad Street
                                         Richmond, VA 23230
---------------------------------------- -------------------------------------- --------------------------------------
Arthur H. Harper                         GE Capital                             President, GE Equipment Management,
Director                                 260 Long Ridge Road                    GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Benjamin W. Heineman, Jr.                GE                                     Senior Vice President, General
Director                                 3135 Easton Turnpike                   Counsel and Secretary, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Jeffery R. Immelt                        GE                                     Chairman and Chief Executive
Director                                 3135 Easton Turnpike                   Officer, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Robert A. Jeffe,                         GE                                     Senior Vice President, Corporate
Director                                 3135 Easton Turnpike                   Business Development, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
John H. Myers                            GE Investment Corporation              Chairman and President, GE
Director                                 3003 Summer Street                     Investment Corporation
                                         Stamford, CT 06904
---------------------------------------- -------------------------------------- --------------------------------------
Michael A. Neal                          GE Capital                             President, GE Capital Commercial
Director                                 260 Long Ridge Road                    Finance
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
David R. Nissen                          GE Capital                             President, Consumer Finance
Director                                 1600 Summer Street                     GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
James A. Parke                           GE Capital                             Vice Chairman and Chief Financial
Director                                 260 Long Ridge Road                    Officer, GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Ronald R. Pressman                       Employers Reinsurance Corporation      Chairman, President and Chief
Director                                 5200 Metcalf                           Executive Officer, Employers
                                         Overland Park, KS 66201                Reinsurance Corporation
---------------------------------------- -------------------------------------- --------------------------------------



---------------------------------------- -------------------------------------- --------------------------------------
John M. Samuels                          GE                                     Vice President and Senior Counsel,
Director                                 3135 Easton Turnpike                   Corporate Taxes, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
K.S. Sherin                              GE                                     Senior Vice President, Finance and
Director                                 3135 Easton Turnpike                   Chief Financial Officer, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Robert C. Wright                         National Broadcasting Company, Inc.    Chairman and CEO,
Director                                 30 Rockefeller Plaza                   NBC
                                         New York, New York 10112
---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------

                                    OFFICERS
----------------------------------------------------------------------------------------------------------------------
Brian T. McAnaney                        GE Capital                             Vice President, General Counsel and
Vice President, General Counsel and      260 Long Ridge Road                    Secretary, GE Capital
Secretary                                Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
James Colica                             GE Capital                             Senior Vice President, Global Risk
Senior Vice President                    260 Long Ridge Road                    Management, GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Dennis D. Dammerman                      GE                                     Vice Chairman and Executive Officer,
Chairman                                 3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
Richard D'Avino                          GE Capital                             Senior Vice President, Taxes, GE
Senior Vice President, Taxes             777 Long Ridge Road                    Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Michael D. Frazier                       GE Financial Assurance                 President, GE Financial Assurance
President, GE Financial Assurance        Taylor Building
                                         6604 West Broad Street
                                         Richmond, VA 23230
---------------------------------------- -------------------------------------- --------------------------------------
Michael A. Neal                          GE Capital                             President, GE Capital Commercial
President, GE Capital Commercial         260 Long Ridge Road                    Finance
Finance                                  Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
David R. Nissen                          GE Capital Corporation                 President, Consumer Finance,
President, Consumer Finance, GE Capital  1600 Summer Street                     GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
James A. Parke                           GE Capital                             Vice Chairman and Chief Financial
Vice Chairman and CFO                    260 Long Ridge Road                    Officer, GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Ronald R. Pressman                       Employers Reinsurance Corporation      Chairman, President and Chief
Executive Vice President                 5200 Metcalf                           Executive Officer, Employers
                                         Overland Park, KS 66201                Reinsurance Corporation
---------------------------------------- -------------------------------------- --------------------------------------
Kathryn A. Cassidy                       GE Capital                             Senior Vice President, Corporate
Senior Vice President                    201 High Ridge Road                    Treasury and Global Funding
                                         Stamford, CY 06927                     Operation, GE Capital
---------------------------------------- -------------------------------------- --------------------------------------
Joan C. Amble                            GE Capital                             Vice President and Controller,
Vice President and Controller            260 Long Ridge Road                    GE Capital
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
Arthur H. Harper                         GE Capital                             President, GE Equipment Management,
President, GE Equipment Management, GE   260 Long Ridge Road                    GE Capital
Capital                                  Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------


----------------------------------------------------------------------------------------------------------------------
                           SCHEDULE IV TO SCHEDULE 13D

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS

----------------------------------------------------------------------------------------------------------------------
                 Name                          Present Business Address             Present Principal Occupation
----------------------------------------------------------------------------------------------------------------------
                                    DIRECTORS
----------------------------------------------------------------------------------------------------------------------
J.I. Cash, Jr.                           Harvard Business School                Professor of Business Administration
                                         Morgan Hall                            - Graduate
                                         Soldiers Field                         School of Business Administration
                                         Boston, MA 02163                       Harvard University
---------------------------------------- -------------------------------------- --------------------------------------
D. D. Dammerman                          GE                                     Vice Chairman and Executive Officer,
                                         3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
A.M. Fudge                               GE                                     Former Executive Vice President,
                                         3135 Eastern Turnpike                  Kraft Foods, Inc.
                                         Fairfield, CT 06828
---------------------------------------- -------------------------------------- --------------------------------------
C.X. Gonzalez                            Kimberly-Clark de Mexico, S.A. de      Chairman of the Board and Chief
                                         C.V.                                   Executive Officer, Kimberly-Clark de
                                         Jose Louis Lagrange 103, Tercero Piso  Mexico S.A. de C.V.
                                         Colonia Los Morales
                                         Mexico, D.F. 11510,
                                         Mexico
---------------------------------------- -------------------------------------- --------------------------------------
J.R. Immelt                              GE                                     Chairman of the Board and Chief
                                         3135 Easton Turnpike                   Executive Officer, GE
                                         Fairfield, CT  06431
---------------------------------------- -------------------------------------- --------------------------------------
Andrea Jung                              Avon Products, Inc.                    Chairman of the Board and Chief
                                         1345 Avenue of the Americas            Executive Officer, Avon Products,
                                         New York, NY 10105                     Inc.
---------------------------------------- -------------------------------------- --------------------------------------
A.G. Lafley                              The Procter & Gamble Company           Chairman of the Board, President and
                                         1 Procter & Gamble Plaza               Chief Executive,
                                         Cincinnati, OH 45202-3315              The Procter & Gamble Company
---------------------------------------- -------------------------------------- --------------------------------------
K.G. Langone                             Invemed Associates, Inc                Chairman, President and Chief
                                         375 Park Avenue                        Executive Officer,
                                         New York, NY 10152                     Invemed Associates, Inc.
---------------------------------------- -------------------------------------- --------------------------------------
R.S. Larsen                              Johnson & Johnson                      Former Chairman and Chief Executive
                                         100 Albany Street                      Officer, Johnson & Johnson
                                         Suite 200
                                         New Brunswick, NJ 08901
---------------------------------------- -------------------------------------- --------------------------------------
R.B. Lazarus                             Ogilvy & Mather Worldwide              Chairman and Chief Executive Officer,
                                         309 West 49th Street                   Ogilvy & Mather Worldwide
                                         New York, NY  10019-7316
---------------------------------------- -------------------------------------- --------------------------------------
S. Nunn                                  King & Spalding                        Partner, King & Spalding
                                         191 Peachtree Street, N.E.
                                         Atlanta, GA 30303
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
R.S. Penske                              Penske Corporation                     Chairman of the Board and President,
                                         13400 Outer Drive West Detroit, MI     Penske Corporation
                                         48239-4001
---------------------------------------- -------------------------------------- --------------------------------------
G.L. Rogers                              GE                                     Vice Chairman of the Board and
                                         3135 Easton Turnpike                   Executive Officer, GE
                                         Fairfield, CT  06431
--------------------------------------- -------------------------------------- --------------------------------------
A.C. Sigler                              Champion International Corporation     Retired Chairman of the Board, Chief
                                         1 Champion Plaza                       Executive Officer and Former
                                         Stamford, CT 06921                     Director, Champion International
                                                                                Corporation
---------------------------------------- -------------------------------------- --------------------------------------
R.J. Swieringa                           S.C. Johnson Graduate School           Anne and Elmer Lindseth Dean and
                                         Cornell University                     Professor of Accounting
                                         207 Sage Hall
                                         Ithaca, NY 14853-6201
---------------------------------------- -------------------------------------- --------------------------------------
D.A. Warner, III                         J.P. Morgan Chase & Co., Inc., The     Former Chairman of the Board, J.P.
                                         Chase Manhattan Bank and Morgan        Morgan Chase & Co. Inc., The Chase
                                         Guaranty Trust Company                 Manhattan Bank and Morgan Guaranty
                                         60 Wall Street                         Trust Company
                                         New York, NY 10260
---------------------------------------- -------------------------------------- --------------------------------------
R.C. Wright                              National Broadcasting Company, Inc.    Vice Chairman of the Board and
                                         30 Rockefeller Plaza                   Executive Officer, GE; Chairman and
                                         New York, NY  10112                    Chief Executive Officer, National
                                                                                Broadcasting Company, Inc.
----------------------------------------------------------------------------------------------------------------------
                               EXECUTIVE OFFICERS
----------------------------------------------------------------------------------------------------------------------
J.R. Immelt                              GE                                     Chairman of the Board and Chief
                                         3135 Easton Turnpike                   Executive Officer, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
P.D. Ameen                               GE                                     Vice President and Comptroller, GE
                                         3135 Easton Turnpike
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
F. Beccalli                              GE                                     Senior Vice President, GE Europe
                                         3135 Easton Turnpike
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
D.L. Calhoun                             GE                                     Senior Vice President-
                                         1 Neumann Way                          GE Aircraft Engines
                                         Cincinnati, OH  45215
---------------------------------------- -------------------------------------- --------------------------------------
J.P. Campbell                            GE                                     Senior Vice President -
                                         Appliance Park                         GE Consumer Products
                                         Louisville, KY  40225
---------------------------------------- -------------------------------------- --------------------------------------
W.H. Cary                                GE                                     Vice President - Corporate Financial
                                         3135 Easton Turnpike                   Planning and Analysis
                                         Fairfield, CT 06828
---------------------------------------- -------------------------------------- --------------------------------------
W.J. Conaty                              GE                                     Senior Vice President
                                         3135 Easton Turnpike                   Human Resources, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------


---------------------------------------- -------------------------------------- --------------------------------------
D.D. Dammerman                           GE                                     Vice Chairman and Executive Officer,
                                         3135 Easton Turnpike                   GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
S.C. Donnelly                            GE                                     Senior Vice President Corporate
                                         One Research Circle                    Research and Development
                                         Niskayuna, NY  1239
---------------------------------------- -------------------------------------- --------------------------------------
M.D. Fraizer                             GE                                     Senior Vice President - GE Insurance
                                         6620 W. Broad Street
                                         Richmond, VA 23230
---------------------------------------- -------------------------------------- --------------------------------------
Y. Fujimori                              GE                                     Senior Vice President -
                                         1 Plastics Avenue                      GE Plastics
                                         Pittsfield, MA  01201
---------------------------------------- -------------------------------------- --------------------------------------
A.H. Harper                              GE                                     Senior Vice President - GE Equipment
                                         260 Long Ridge Road                    Management
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
B.W. Heineman, Jr.                       GE                                     Senior Vice President, General
                                         3135 Easton Turnpike                   Counsel and Secretary, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
J.M. Hogan                               GE                                     Senior Vice President -
                                         P.O. Box 414                           GE Medical Systems
                                         Milwaukee, WI  53201
---------------------------------------- -------------------------------------- --------------------------------------
Robert A. Jeffe                          GE                                     Senior Vice President -
                                         3135 Easton Turnpike                   Business Development
                                         Fairfield, CT  06431
---------------------------------------- -------------------------------------- --------------------------------------
M.J. Krakowiak                           GE                                     Vice President, Corporate Risk and
                                         3135 Easton Turnpike                   Financing
                                         Fairfield, CT 06828
---------------------------------------- -------------------------------------- --------------------------------------
J. Krenicki, Jr.                         GE                                     Vice President, GE Transportation
                                         2901 East Lake Road                    Systems
                                         Erie, PA 16531
---------------------------------------- -------------------------------------- --------------------------------------
M.A. Neal                                GE Capital                             Senior Vice President - GE
                                         260 Long Ridge Road                    Commercial Finance
                                         Stamford, CT 06927
---------------------------------------- -------------------------------------- --------------------------------------
D.R. Nissen                              GE Capital                             Senior Vice President - GE Consumer
                                         201 High Ridge Road                    Finance
                                         Stamford, CT 06905-3417
---------------------------------------- -------------------------------------- --------------------------------------
J.A. Parke                               GE Capital                             Senior Vice President - General
                                         260 Long Ridge Road                    Electric Company Vice Chairman, GE
                                         Stamford, CT 06927                     Capital Corporation
---------------------------------------- -------------------------------------- --------------------------------------
R.R. Pressman                            GE                                     Senior Vice President - Employers
                                         5200 Metcalf Avenue                    Reinsurance Corporation
                                         Overland Park, KS 66201
---------------------------------------- -------------------------------------- --------------------------------------
G.M. Reiner                              GE                                     Senior Vice President and Chief
                                         3135 Easton Turnpike                   Information Officer, GE
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
J.G. Rice                                GE                                     Senior Vice President, GE Power
                                         4200 Wildwood Parkway                  Systems
                                         Atlanta, GA 3039
---------------------------------------- -------------------------------------- --------------------------------------


---------------------------------------- -------------------------------------- --------------------------------------
G.L. Rogers                              GE                                     Vice Chairman of the Board
                                         3135 Easton Turnpike
                                         Fairfield, CT 06431
---------------------------------------- -------------------------------------- --------------------------------------
K.S. Sherin                              GE                                     Senior Vice President, Finance and
                                         3135 Easton Turnpike                   Chief Financial Officer, GE
                                         Fairfield, CT  06431
---------------------------------------- -------------------------------------- --------------------------------------
L.G. Trotter                             GE                                     Senior Vice President,
                                         41 Woodward Avenue                     GE Industrial Systems
                                         Plainville, CT 06062
---------------------------------------- -------------------------------------- --------------------------------------
W.A. Woodburn                            General Electric Company               Senior Vice President -
                                         187 Danbury Road                       GE Specialty Materials
                                         Wilton, CT  06897
---------------------------------------- -------------------------------------- --------------------------------------
R.C. Wright                              National Broadcasting Company, Inc.    Vice Chairman of the Board and
                                         30 Rockefeller Plaza                   Executive Officer, GE; Chairman and
                                         New York, NY  10112                    Chief Executive Officer, National
                                                                                Broadcasting Company, Inc.
---------------------------------------- -------------------------------------- --------------------------------------

                                  EXHIBIT INDEX


Exhibit No.                         Description
-----------                         -----------
17 Stock Purchase Agreement dated as of July 20, 2000 between the Company and CFE (incorporated by reference to Exhibit 1 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

18 Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company (incorporated by reference to Exhibit 2 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

19 Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company (incorporated by reference to Exhibit 3 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

20 Registration Rights Agreement dated as of July 20, 2000 by and among the Company, CFE and Blue Truck (incorporated by reference to Exhibit 4 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

21 Letter dated July 20, 2000 by and between CFE and Blue Truck (incorporated by reference to Exhibit 5 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

22 Joint Filing Agreement by and among GE, GECS, GE Capital and CFE (incorporated by reference to Exhibit 6 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

23             Power of Attorney Executed by General Electric Company

24             Power of Attorney Executed by General Electric Capital Services,
               Inc.